UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

WMS INDUSTRIES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

969-901-107
(CUSIP Number)

Brian R. Gamache
Chief Executive Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085
(847) 785-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

1     NAME OF REPORTING PERSON

Mr. Brian R. Gamache

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a     [ ]

b     []

3     SEC USE ONLY _____________________________________________________

4     SOURCE OF FUNDS *

Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Gamache is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER:
5,043,455

8     SHARED VOTING POWER:
Mr. Gamache does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:
745,900

10    SHARED DISPOSITIVE POWER:
Mr. Gamache does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
5,043,455

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      _____.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 50,845,474 shares of common stock outstanding as of April 30, 2008 as reported in the Issuer’s quarterly report for the quarter ended March 31, 2008:
9.92%

14    TYPE OF REPORTING PERSON

IN

ITEM 1:  SECURITY AND ISSUER

This Amendment No. 1 amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission by Mr. Brian R. Gamache with respect to common stock, par value $0.50 per share of the Issuer, WMS Industries Inc., a Delaware corporation, whose principal executive office is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085 as follows:

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
7,235 of the shares were awarded as restricted stock by the Issuer as compensation for serving as Chief Executive Officer and such restrictions have lapsed; 39,360 of the shares were awarded as restricted stock by the Issuer as compensation for serving as Chief Executive Officer and such restrictions will lapse over time;

(b)	24,900 of the shares were purchased in the open market using Mr. Gamache’s personal funds;
(c)
674,405 of the shares are currently subject to stock options which may be exercised currently or within 60 days and such options were awarded to Mr. Gamache by the issuer as compensation for serving as President and Chief Executive Officer;

(d)
300,000 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Ms. Phyllis Redstone, Mr. Gamache and WMS Industries (the “P. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 1 under Item 7 below; and

(e)
3,997,555 of the shares are not owned by Mr. Gamache, however Mr. Gamache holds voting rights by proxy pursuant to a Voting Proxy Agreement between Mr. Sumner Redstone, Mr. Gamache and WMS Industries (the “S. Redstone Voting Proxy Agreement”), which agreement is discussed in more detail under Item 6 below and attached hereto as Exhibit 2 under Item 7 below.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Gamache is the beneficial owner of 5,043,455 shares or 9.92% of the common stock issued and outstanding of the Issuer.

(b)	Mr. Gamache has sole voting power over 5,043,455 (9.92%) shares and sole dispositive power over 745,900 (1.47%) shares of common stock of the Issuer.

(c)	The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

Based on Amendment No. 55 to Schedule 13D, filed July 30, 2008, by Sumner M. Redstone, National Amusements, Inc. and the Sumner M. Redstone Charitable Foundation, the following sales of shares (640,205 shares in the aggregate) were made by the Sumner M. Redstone Charitable Foundation which shares were subject to the S. Redstone Voting Proxy prior to their sale:

DATE	NO. SHARES	PRICE
07/24/08	100	31.62
07/24/08	400	31.61
07/24/08	300	31.55
07/24/08	500	31.49
07/24/08	1,400	31.40
07/24/08	200	31.31
07/24/08	400	31.30
07/24/08	300	31.29
07/24/08	200	30.93
07/24/08	100	30.92
07/24/08	100	30.91
07/24/08	400	30.89
07/24/08	100	30.88
07/24/08	200	30.87
07/24/08	300	30.72
07/24/08	200	30.69
07/24/08	300	30.67
07/24/08	2,100	30.65
07/24/08	1,200	30.64
07/24/08	300	30.62
07/24/08	200	30.61
07/24/08	300	30.6
07/24/08	1,400	30.59
07/24/08	1,100	30.58
07/24/08	900	30.57
07/24/08	1,200	30.56
07/24/08	1,600	30.55
07/24/08	700	30.54
07/24/08	800	30.53
07/24/08	300	30.51
07/24/08	1,200	30.50
07/24/08	871	30.48
07/24/08	600	30.47
07/24/08	400	30.46
07/24/08	400	30.45
07/24/08	200	30.44
07/24/08	500	30.43
07/24/08	1,500	30.42
07/24/08	900	30.41
07/24/08	1,500	30.40
07/24/08	300	30.39
07/24/08	1,900	30.38
07/24/08	2,529	30.37
07/24/08	3,100	30.36
07/24/08	2,200	30.35
07/24/08	1,600	30.34
07/24/08	1,200	30.33
07/24/08	1,700	30.32
07/24/08	1,295	30.31
07/24/08	1,805	30.30
07/24/08	2,300	30.29
07/24/08	1,225	30.28
07/24/08	2,875	30.27
07/24/08	2,728	30.26
07/24/08	2,172	30.25
07/24/08	2,000	30.24
07/24/08	2,500	30.23
07/24/08	1,700	30.22
07/24/08	1,500	30.21
07/24/08	300	30.19
07/24/08	600	30.18
07/24/08	300	30.17
07/24/08	1,300	30.16
07/24/08	900	30.15
07/24/08	300	30.14
07/24/08	300	30.13
07/24/08	300	30.12
07/24/08	300	30.11
07/24/08	200	30.10
07/24/08	200	30.09
07/24/08	400	30.08
07/24/08	1,400	30.07
07/24/08	700	30.06
07/24/08	1,000	30.05
07/24/08	1,503	30.04
07/24/08	1,997	30.03
07/24/08	1,500	30.02
07/24/08	900	30.01
07/24/08	1,195	30.00
07/24/08	1,105	29.99
07/24/08	2,000	29.98
07/24/08	1,300	29.97
07/24/08	900	29.96
07/24/08	1,200	29.95
07/24/08	1,200	29.94
07/24/08	1,400	29.93
07/24/08	400	29.92
07/24/08	300	29.91
07/24/08	200	29.87
07/24/08	100	29.86
07/24/08	600	29.85
07/24/08	100	29.84
07/24/08	100	29.79
07/24/08	1,500	29.77
07/24/08	1,300	29.76
07/24/08	2,400	29.75
07/24/08	1,400	29.74
07/24/08	3,600	29.73
07/24/08	400	29.72
07/24/08	4,600	29.71
07/24/08	4,300	29.70
07/24/08	1,800	29.69
07/24/08	1,400	29.68
07/24/08	900	29.66
07/24/08	2,600	29.65
07/24/08	2,200	29.64
07/24/08	2,400	29.63
07/24/08	1,300	29.62
07/24/08	2,100	29.61
07/24/08	2,800	29.6
07/24/08	100	29.59
07/24/08	1,400	29.58
07/24/08	1,900	29.57
07/24/08	700	29.56
07/24/08	2,100	29.55
07/24/08	1,900	29.54
07/24/08	600	29.53
07/24/08	1,300	29.52
07/24/08	1,500	29.51
07/24/08	1,200	29.50
07/24/08	1,100	29.49
07/24/08	900	29.48
07/24/08	700	29.46
07/24/08	1,300	29.45
07/24/08	1,400	29.44
07/24/08	400	29.43
07/24/08	1,100	29.42
07/24/08	700	29.41
07/24/08	900	29.40
07/24/08	2,300	29.39
07/24/08	2,100	29.38
07/24/08	1,200	29.37
07/24/08	4,100	29.36
07/24/08	3,400	29.35
07/24/08	2,800	29.34
07/24/08	1,500	29.33
07/24/08	3,900	29.32
07/24/08	1,400	29.31
07/24/08	2,100	29.29
07/24/08	2,200	29.28
07/24/08	1,685	29.27
07/24/08	1,615	29.26
07/24/08	3,100	29.25
07/24/08	200	29.24
07/24/08	200	29.23
07/24/08	1,100	29.22
07/24/08	300	29.21
07/24/08	400	29.20
07/24/08	400	29.19
07/24/08	500	29.17
07/24/08	500	29.16
07/24/08	300	29.15
07/24/08	800	29.14
07/24/08	300	29.13
07/24/08	900	29.12
07/24/08	1,000	29.10
07/24/08	300	29.09
07/24/08	100	29.08
07/24/08	400	29.06
07/24/08	200	29.05
07/24/08	1,300	29.04
07/24/08	1,726	29.03
07/24/08	1,600	29.02
07/24/08	800	29.01
07/24/08	2,104	29.00
07/24/08	2,000	28.99
07/24/08	1,300	28.98
07/24/08	1,500	28.97
07/24/08	1,000	28.96
07/24/08	4,000	28.95
07/24/08	472	28.94
07/24/08	2,600	28.93
07/24/08	2,000	28.92
07/24/08	900	28.91
07/24/08	1,300	28.90
07/24/08	200	28.89
07/24/08	100	28.88
07/24/08	200	28.87
07/25/08	200	30.32
07/25/08	200	30.29
07/25/08	200	30.19
07/25/08	300	30.18
07/25/08	200	30.17
07/25/08	100	30.15
07/25/08	200	30.14
07/25/08	200	30.13
07/25/08	100	30.12
07/25/08	200	30.10
07/25/08	500	30.09
07/25/08	200	30.08
07/25/08	100	30.075
07/25/08	600	30.07
07/25/08	200	30.065
07/25/08	300	30.06
07/25/08	500	30.05
07/25/08	1,100	30.04
07/25/08	1,027	30.03
07/25/08	1,000	30.02
07/25/08	400	30.015
07/25/08	1,600	30.01
07/25/08	100	30.005
07/25/08	2,173	30.00
07/25/08	100	29.995
07/25/08	1,200	29.99
07/25/08	2,100	29.98
07/25/08	2,445	29.97
07/25/08	2,555	29.96
07/25/08	200	29.955
07/25/08	1,800	29.95
07/25/08	2,800	29.94
07/25/08	3,100	29.93
07/25/08	100	29.925
07/25/08	3.800	29.92
07/25/08	200	29.913
07/25/08	5,700	29.91
07/25/08	300	29.905
07/25/08	3,000	29.90
07/25/08	100	29.895
07/25/08	2,441	29.89
07/25/08	2,900	29.88
07/25/08	200	29.875
07/25/08	200	29.873
07/25/08	4,000	29.87
07/25/08	100	29.865
07/25/08	1,200	29.86
07/25/08	800	29.85
07/25/08	1,300	29.84
07/25/08	800	29.83
07/25/08	200	29.825
07/25/08	700	29.82
07/25/08	300	29.82
07/25/08	1,100	29.81
07/25/08	200	29.805
07/25/08	600	29.80
07/25/08	300	29.795
07/25/08	200	29.79
07/25/08	500	29.78
07/25/08	200	29.76
07/25/08	300	29.75
07/25/08	700	29.74
07/25/08	400	29.72
07/25/08	100	29.713
07/25/08	700	29.71
07/25/08	200	29.705
07/25/08	300	29.70
07/25/08	400	29.69
07/25/08	200	29.685
07/25/08	300	29.68
07/25/08	200	29.67
07/25/08	400	29.66
07/25/08	700	29.65
07/25/08	400	29.64
07/25/08	500	29.63
07/25/08	500	29.62
07/25/08	1,200	29.61
07/25/08	1,500	29.60
07/25/08	1,000	29.59
07/25/08	100	9.585
07/25/08	1,300	29.58
07/25/08	1,100	29.57
07/25/08	800	29.56
07/25/08	900	29.55
07/25/08	1,100	29.54
07/25/08	500	29.535
07/25/08	1,200	29.53
07/25/08	300	29.525
07/25/08	1,600	29.52
07/25/08	200	29.515
07/25/08	1,000	29.51
07/25/08	100	29.505
07/25/08	1,300	29.50
07/25/08	1,600	29.49
07/25/08	2,300	29.48
07/25/08	1,500	29.47
07/25/08	100	29.465
07/25/08	1,900	29.46
07/25/08	1,500	29.45
07/25/08	1,900	29.44
07/25/08	200	29.43
07/25/08	900	29.42
07/25/08	1,000	29.41
07/25/08	500	29.40
07/25/08	1,000	29.39
07/25/08	200	29.38
07/25/08	200	29.375
07/25/08	1,300	29.37
07/25/08	300	29.36
07/25/08	500	29.35
07/25/08	1,000	29.34
07/25/08	100	29.33
07/25/08	2,200	29.32
07/25/08	300	29.31
07/25/08	500	29.30
07/25/08	200	29.29
07/25/08	1,200	29.28
07/25/08	2,500	29.27
07/25/08	2,322	29.26
07/25/08	2,100	29.25
07/25/08	1,100	29.24
07/25/08	1,200	29.23
07/25/08	2,047	29.22
07/25/08	1,500	29.21
07/25/08	2,460	29.20
07/25/08	1,705	29.19
07/25/08	1,253	29.18
07/25/08	2,200	29.17
07/25/08	5,100	29.16
07/25/08	5,300	29.15
07/25/08	5,100	29.14
07/25/08	6,800	29.13
07/25/08	5,323	29.12
07/25/08	6,835	29.11
07/25/08	7,936	29.10
07/25/08	6,400	29.09
07/25/08	5,700	29.08
07/25/08	7,300	29.07
07/25/08	3,664	29.06
07/25/08	3,800	29.05
07/25/08	3,900	29.04
07/25/08	2,938	29.03
07/25/08	2,800	29.02
07/25/08	100	29.01
07/25/08	500	29.00
07/25/08	300	28.99
07/25/08	900	28.96
07/25/08	400	28.95
07/25/08	200	28.94
07/25/08	800	28.93
07/25/08	1,578	28.92
07/25/08	600	28.91
07/25/08	300	28.90
07/25/08	300	28.89
07/25/08	500	28.88
07/25/08	300	28.87
07/25/08	800	28.86
07/25/08	400	28.85
07/25/08	100	28.84
07/25/08	1,100	28.82
07/25/08	200	28.81
07/25/08	400	28.79
07/25/08	200	28.76
07/25/08	400	28.75
07/25/08	400	28.74
07/28/08	300	29.09
07/28/08	100	29.07
07/28/08	200	29.06
07/28/08	300	29.05
07/28/08	500	29.03
07/28/08	500	29.02
07/28/08	300	29.00
07/28/08	200	28.99
07/28/08	300	28.98
07/28/08	200	28.96
07/28/08	1,100	28.95
07/28/08	600	28.94
07/28/08	3,600	28.93
07/28/08	1,500	28.92
07/28/08	1,500	28.91
07/28/08	3,100	28.90
07/28/08	1,800	28.89
07/28/08	400	28.88
07/28/08	400	28.87
07/28/08	1,100	28.86
07/28/08	1,900	28.85
07/28/08	1,500	28.84
07/28/08	100	28.83
07/28/08	800	28.82
07/28/08	1,300	28.81
07/28/08	1,300	28.80
07/28/08	700	28.79
07/28/08	300	28.78
07/28/08	100	28.77
07/28/08	1,400	28.76
07/28/08	2,183	28.75
07/28/08	2,700	28.74
07/28/08	1,600	28.73
07/28/08	2,800	28.72
07/28/08	2,318	28.71
07/28/08	3,682	28.70
07/28/08	2,602	28.69
07/28/08	5,228	28.68
07/28/08	5,770	28.67
07/28/08	6,950	28.66
07/28/08	5,208	28.65
07/28/08	6,536	28.64
07/28/08	6,494	28.63
07/28/08	6,044	28.62
07/28/08	4,822	28.61
07/28/08	5,502	28.60
07/28/08	3,700	28.59
07/28/08	4,000	28.58
07/28/08	3,600	28.57
07/28/08	1,400	28.56
07/28/08	3,700	28.55
07/28/08	3,868	28.54
07/28/08	2,300	28.53
07/28/08	5,600	28.52
07/28/08	6,750	28.51
07/28/08	7,200	28.50
07/28/08	5,032	28.49
07/28/08	3,853	28.48
07/28/08	4,116	28.47
07/28/08	4,825	28.46
07/28/08	5,809	28.44
07/28/08	6,991	28.43
07/28/08	4,419	28.42
07/28/08	5,986	28.41
07/28/08	5,000	28.40
07/28/08	4,212	28.39
07/28/08	2,600	28.38
07/28/08	3,458	28.37
07/28/08	2,560	28.36
07/28/08	1,940	28.32
07/28/08	100	28.31
07/28/08	200	28.30

      d. N/A

      e. N/A

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2008                                                                                               /s/ Brian R. Gamache
By: Brian R. Gamache
Chief Executive Officer
WMS Industries Inc.